As filed with the Securities and Exchange Commission on October 11, 2017.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SeaChange International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	04-3197974
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

50 Nagog Park

Acton, Massachusetts 01720

(978) 897-0100

(Address of Principal Executive Offices) (Zip Code)

Second Amended and Restated 2011 Compensation and Incentive Plan

(Full title of the plan)

Peter Faubert

Chief Financial Officer, Senior Vice President & Treasurer

SEACHANGE INTERNATIONAL, INC.

50 Nagog Park

Acton, MA 01720

(978) 897-0100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John Pitfield, Esq.	David L. McEvoy, Esq.
CHOATE, HALL & STEWART LLP Two International Place Boston, MA 02110 Tel: (617) 248-5000 Fax: (617) 248-4000	Senior Vice President, General Counsel & Secretary SEACHANGE INTERNATIONAL, INC. 50 Nagog Park Acton, MA 01720 Tel: (978) 897-0100 Fax: (978) 897-9590

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share(3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(4)
Second Amended and Restated 2011 Compensation and Incentive Plan, Common Stock, $.01 par value	4,000,000 shares	$2.60	$10,400,000	$1,294.80

(1)	An additional 4,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of SeaChange International, Inc. (“SeaChange” or the “Company”) have been authorized for issuance pursuant to SeaChange’s Second Amended and Restated 2011 Compensation and Incentive Plan (as amended, the “Plan”) and such additional shares are registered hereby. Upon the filing and effectiveness of this Registration Statement on Form S-8, the total number of shares of Common Stock registered pursuant to the Plan will be 9,300,000 shares.
(2)	This Registration Statement shall also cover any additional shares of Common Stock which become issuable under the Plan by reason of any stock dividend, stock split, recapitalization, merger, consolidation or reorganization of the Company which results in an increase in the number of the Company’s outstanding shares of Common Stock.
(3)	The price of $2.60 per share, which is the average of the high and low sales prices per share of Common Stock on the Nasdaq Global Select Market on October 6, 2017 is set forth solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”).
(4)	Calculated pursuant to Section 6(b) of the Securities Act.

EXPLANATORY NOTE

This Registration Statement registers additional securities of the same class as other securities for which the Registration Statement on Form S-8 (File No. 333-175707), as filed with the Securities and Exchange Commission (“SEC”) on July 21, 2011, is effective. Pursuant to General Instruction E of Form S-8, this Registration Statement is being filed to register an additional 4,000,000 shares authorized under the Plan. An amendment to the Plan to increase the reserved and authorized number of shares under the Plan by 4,000,000 shares was authorized by the Company’s Board of Directors on May 22, 2017 and such amendment was approved by the Company’s stockholders on July 13, 2017. The contents of the prior Registration Statements on Form S-8 (File Nos. 333-175707 and 333-201867) filed by the Registrant on July 21, 2011 and February 4, 2015, respectively, are incorporated herein by reference, except as amended hereby.

PART I

INFORMATION REQUIRED IN SECTION 10(a) PROSPECTUS

Item 1. Plan Information*

Item 2. Registrant Information and Employee Plan Annual Information*

*	The document(s) containing the information specified in this Part I will be sent or given to employees as specified by Rule 428(b)(1) of the Securities Act. In accordance with the rules and regulations of the SEC and the instructions to Form S-8, such documents are not being filed with the SEC either as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference in the registration statement pursuant to Item 3 of Part II of this Form, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

REOFFER PROSPECTUS

S-8 Reoffer Prospectus dated October 11, 2017

SEACHANGE INTERNATIONAL, INC.

9,300,000 Shares of Common Stock

Issuable under the Second Amended and Restated 2011 Compensation and Incentive Plan

This prospectus relates to the public resale, from time to time, of 9,300,000 shares (the “Shares”) of our Common Stock, $.01 par value (the “Common Stock”), by certain stockholders identified below in the section entitled “The Selling Stockholders.” These Shares may be acquired upon the exercise of stock options granted pursuant to our Amended and Restated 2011 Compensation and Incentive Plan (the “Plan”), the vesting of restricted stock units granted pursuant to the Plan and the acquisition of Shares pursuant to other Awards granted under the Plan.

We will not receive any of the proceeds from the sale by the Selling Stockholders of the Shares covered by this prospectus. While SeaChange will receive sums upon the exercise of options by the Selling Stockholders, SeaChange currently has no plans for their application, other than for general corporate purposes. SeaChange cannot assure you that any such options will be exercised.

We have not entered into any underwriting arrangements in connection with the sale of Shares. The Shares may be sold from time to time by the Selling Stockholders or by permitted pledgees, donees, transferees or other permitted successors in interest and may be made on the Nasdaq Global Select Market at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

Our Common Stock is traded on the Nasdaq Global Select Market under the symbol “SEAC.” On October 6, 2017, the closing sale price of our Common Stock on the Nasdaq Global Select Market was $2.62 per share.

INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 1.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 11, 2017.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Stockholders, from time to time, will offer to sell Shares of Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Common Stock. In this prospectus, “SeaChange International,” “we,” “our” and “us” refer to SeaChange International, Inc.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus.

BUSINESS OVERVIEW

SeaChange International, Inc., a Delaware corporation founded on July 9, 1993, is an industry leader in the delivery of multiscreen video, advertising and premium over the top (“OTT”) video. Our products and services facilitate the aggregation, licensing, management and distribution of video and advertising content for cable television system operators, telecommunications companies, satellite operators and media companies. SeaChange is headquartered in Acton, Massachusetts and has product development, support and sales offices throughout the world. For more information on SeaChange, visit www.schange.com. SeaChange’s principal executive offices are located at 50 Nagog Park, Acton, Massachusetts 01720, telephone (978)  897-0100.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the information incorporated by reference in it, as well as any prospectus supplement that accompanies it, includes certain statements of a forward-looking nature which reflect our current views relating to future events or our future financial performance. These forward-looking statements are only predictions and are subject to risks and uncertainties, particularly the “Risk Factors” set forth below and discussed in our SEC reports on Forms 10-K, 10-Q and 8-K, which are incorporated by reference in this prospectus. These risks and uncertainties could cause actual events or results to differ materially from historical results or those indicated by such forward-looking statements. Any statements contained in this prospectus that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance and are identified by words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “believe,” “estimate,” “potential,” or “continue” or other comparable terms or the negative of those terms. Our actual future results may differ significantly from those stated in any forward-looking statements.

RISK FACTORS

Our business is dependent on customers’ continued spending on video solutions and services. A reduction in spending by customers would adversely affect our business.

Our performance is dependent on customers’ continued spending for video solutions and services. Spending for these systems and services is cyclical and can be curtailed or deferred on short notice. A variety of factors affect the amount of spending, and, therefore, our sales and profits, including:

•	general economic conditions;

•	customer specific financial or stock market conditions;

•	availability and cost of capital;

•	governmental regulation;

•	demand for services;

•	competition from other providers of video solutions and services;

•	acceptance by our customers; and

•	real or perceived trends or uncertainties in these factors.

Any reduction in spending by our customers would adversely affect our business. We continue to have limited visibility into the capital spending plans of our current and prospective customers. Fluctuations in our revenue can lead to even greater fluctuations in our operating results. Our planned expense levels depend in part on our expectations of future revenue. Our planned expenses include significant investments, particularly within our research and development organization, which we believe are necessary to continue to provide innovative solutions to meet our current and prospective customers’ needs. As a result, it is difficult to forecast revenue and operating results. If our revenue and operating results are below the expectations of our investors and market analysts, it could cause a decline in the price of our common stock.

Our future success is dependent on the continued development of the multiscreen video and OTT market and if these markets do not continue to develop, our business may not continue to grow.

A large portion of our anticipated revenue growth is expected to come from sales and services related to our multiscreen video and OTT products. However, these markets continue to develop as a commercial market, both within and outside North America. The potential size of these markets and the timing of their development are uncertain. The success of these markets require that video service providers continue to upgrade their cable networks to service and successfully market multiscreen video, OTT and similar services to their cable television subscribers. Some cable system operators, particularly outside of North America, are still in the early stages of commercial deployment of multiscreen video and OTT services to major residential cable markets. If cable system operators and telecommunications companies fail to make the capital expenditures necessary to upgrade their networks or determine that broad deployment of multiscreen video and OTT services is not viable as a business proposition or if our products cannot support a substantial number of subscribers while maintaining a high level of performance, our revenues will not grow as we have planned.

Our efforts to introduce SaaS-based multiscreen service offerings may either not succeed or impair our sale of on-site licensed offerings. The occurrence of either of which may adversely affect our financial condition and operating results.

We have been, and will continue to, devote considerable resources and allocate capital expenditures to growing our SaaS service offering revenue over the next several years. There can be no assurance that we will meet our revenue targets for this service and if we fail to achieve our revenue goals, our growth and operating results will be materially adversely affected. Additionally, new or existing customers may choose to purchase our SaaS services rather than our on-premise solutions. If our customers’ purchases trend away from perpetual licenses toward our SaaS, or to the extent customers defer orders due to evaluation SaaS, our product revenues, and our timing of revenue generally, may be adversely affected, which could adversely affect our results of operations and financial condition.

If we are unable to successfully introduce new products or enhancements to existing products on a timely basis, our financial condition and operating results may be adversely affected by a decrease in sales of our products.

Because our business plan is based on technological development of new products and enhancements to our existing products, our future success is dependent on our successful introduction of these new products and enhancements on a timely basis. In the future, we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these and other new products and enhancements, or find that our new products and enhancements do not adequately meet the requirements of the marketplace or achieve market acceptance. Announcements of currently planned or other new product offerings may cause customers to defer purchasing our existing products. Moreover, despite testing by us and by current and potential customers, errors or failures may be found in our products, and, even if discovered, may not be successfully corrected in a timely manner. These errors or failures could cause delays in product introductions and acceptance, or require design modifications that could adversely affect our competitive position. Our inability to complete the development of new products or enhancements on a timely basis or the failure of these new products or enhancements to achieve market acceptance could have a material adverse effect on our business, financial condition and results of operations in future periods.

We may be unsuccessful in our efforts to become a company that primarily provides software solutions.

Our efforts to become a company that primarily provides software solutions may result in a reduction in both the range of products and services we offer and in the range of our current and potential future customers. Each of these factors may increase the level of execution risk in our strategy, in that there may be increased variability in our revenues. If we are unsuccessful in this transition, our business, financial condition and results of operation may be adversely affected, and the market price of our common stock may decrease.

Our business is impacted by worldwide economic cycles, which are difficult to predict.

The global economy and financial markets experienced a severe downturn in recent years. The downturn stemmed from a multitude of factors, including, among other things, extreme volatility in security prices, diminished credit availability, concerns about inflation and deflation, rapid changes in foreign exchange rates, increased energy costs, decreased consumer confidence, rating downgrades of certain investments and declining valuations of others. These economic developments, the rate of recovery and the change in business spending resulting from these developments affect businesses such as ours and those of our customers and vendors in a number of ways that could result in unfavorable consequences to us. The continuation of the change in business spending from these events or further disruption and deterioration in economic conditions may reduce customer purchases of our products and services, thereby reducing our revenues and earnings. In addition, these events may, among other things, result in increased price competition for our products and services, increased risk in the collectability of our accounts receivable from our customers and higher operating costs as a percentage of revenues. We have taken actions to address the effects of the change in business spending and future economic cycles, including implementing cost control and cost reduction measures. It is possible that we may need to take further actions to control our cost structure and implement further cost reduction measures. We cannot predict whether these measures will be sufficient to offset certain of the negative trends that might affect our business.

We have taken and continue to take measures to address the variability in the market for our products and services, which could have long-term negative effects on our business or impact our ability to adequately address a rapid increase in customer demand.

We have taken and continue to take measures to address the variability in the market for our products and services, to increase average revenue per unit of our sales and to reduce our operating expenses, rationalize capital expenditure and minimize customer turnover. These measures include shifting more of our operations to lower cost regions by outsourcing and off-shoring, implementing cost reduction programs and reducing and rationalizing planned capital expenditures and expense budgets. We cannot ensure that the measures we have taken will not impair our ability to effectively develop and market products and services, to remain competitive in the industries in which we compete, to operate effectively, to operate profitably during slowdowns or to effectively meet a rapid increase in customer demand. These measures may have long-term negative effects on our business by reducing our pool of technical talent, decreasing or slowing improvements in our products and services, making it more difficult to hire and retain talented individuals and to quickly respond to customers or competitors in an upward cycle.

Because our customer base is highly concentrated among a limited number of large customers, the loss of or reduced demand by, the return of product by one or more of these customers or the failure of revenue acceptance criteria to have been satisfied in a given fiscal quarter, could have a material adverse effect on our business, financial condition and results of operations.

Our customer base is highly concentrated among a limited number of large customers, and, therefore, a limited number of customers account for a significant percentage of our revenues in any fiscal period. We generally do not have written agreements that require customers to purchase fixed minimum quantities of our products. Our sales to specific customers tend to vary significantly from year to year and from quarter to quarter depending upon these customers’ budgets for capital expenditures and our new product introductions. We believe that a significant amount of our revenues will continue to be derived from a limited number of large customers in the future. The loss of, reduced demand for products or related services by, return of a product previously purchased by any of our major customers or the failure of revenue acceptance criteria to have been satisfied in a given fiscal quarter, could materially and adversely affect, either in a particular quarter or on a more long-term basis, our business, financial condition and results of operations.

Consolidations in the television service provider industry could result in delays or reductions in purchases of products, which would have a material adverse effect on our business.

The television service provider industry has historically experienced, and continues to experience, the consolidation of many industry participants. For example, AT&T acquired Direct TV, Charter Communications acquired Time Warner Cable, Altice NV acquired HOT, Suddenlink Communications and Cablevision Systems Corp., and Verizon Communications Inc. announced that it is selling assets to Frontier Communications Corporation. When consolidations occur, it is possible that the acquirer will not continue using the same suppliers, possibly resulting in an immediate or future elimination of sales opportunities for us or our competitors. Even if sales are not reduced, consolidation can also result in pressure from customers for lower prices or better terms, reflecting the increase in the total volume of products purchased or the elimination of a price differential between the acquiring customer and the company acquired. Consolidations also could result in delays in purchasing decisions by the affected companies prior to completion of the transaction and by the merged businesses. The purchasing decisions of the merged companies could have a material adverse effect on our business.

Cancellation or deferral of purchases of our products or final customer acceptance, or the return of previously purchased products could cause a substantial variation in our operating results, resulting in a decrease in the market price of our common stock and making period-to-period comparisons of our operating results less meaningful.

We derive a substantial portion of our revenues from purchase orders that exceed one million dollars in value. Therefore, any significant cancellation or deferral of purchases of our products or receiving final customer acceptance could result in a substantial variation in our operating results in any particular quarter due to the resulting decrease in revenue and gross margin. In addition, to the extent significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected because our operating costs and expenses are based, in part, on our expectations of future revenues, and we may be unable to adjust spending in a timely manner to compensate for any revenue shortfall. Because of these factors, in some future quarter our operating results may be below guidance that we may issue or the expectations of public market analysts and investors, any of which may adversely affect the market price of our common stock. In addition, these factors may make period-to-period comparisons of our operating results less meaningful.

Due to the lengthy sales cycle involved in the sale of our products, our quarterly results may vary and should not be relied on as an indication of future performance.

Our software products and related services are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and implementation procedures within an organization. Moreover, the purchase of these products typically requires coordination and agreement among a potential customer’s corporate headquarters and its regional and local operations. For these and other reasons, the sales cycle associated with the purchase of our software products and services is typically lengthy and subject to a number of significant risks, including customers’ budgetary constraints and internal acceptance reviews, over which we have little or no control. Based upon all of the foregoing, we believe that our quarterly revenues and operating results are likely to vary significantly in the future, that period-to-period comparisons of our results of operations are not necessarily meaningful and that these comparisons should not be relied upon as indications of future performance.

If there were a decline in demand or average selling prices for our products and services, our revenues and operating results would be materially affected.

A decline in demand or average selling prices for our products or services in the foreseeable future, whether as a result of new product introductions by others, price competition, technological change, inability to enhance the products in a timely fashion, or otherwise, could have a material adverse effect on our business, financial condition and results of operations. Increasingly, we are seeing competition from integrated end-to-end solutions such as Comcast’s X-1 platform and a large number of OTT players, each of which may reduce the demand for or average selling prices of our products and services and adversely affect our business, financial condition and results of operations.

We must manage product transitions successfully to remain competitive.

The introduction of a new product or product line is a complex task, involving significant expenditures in research and development, training, promotion and sales channel development. However, we cannot assure that we will be able to execute product transitions in an efficient manner or that product transitions will be executed without harming our operating results. Failure to develop products with required features and performance levels or any delay in bringing a new product to market could significantly reduce our revenues and harm our competitive position.

We may fail to achieve our financial forecasts due to inaccurate sales forecasts or other factors.

Our revenues are difficult to forecast, and as a result, our quarterly operating results can fluctuate substantially. We use a “pipeline” system, a common industry practice, to forecast sales and trends in our business. Our sales personnel monitor the status of all proposals and estimate when a customer will make a purchase decision and the dollar amount of the sale. These estimates are aggregated periodically to generate a sales pipeline. Our pipeline estimates can prove to be unreliable both in a particular quarter and over a longer period of time, in part because the “conversion rate” or “closure rate” of the pipeline into contracts can be very difficult to estimate. A reduction in the conversion rate, or in the pipeline itself, could cause us to plan or budget incorrectly and adversely affect our business or results of operations. In particular, a slowdown in capital spending or economic conditions generally can unexpectedly reduce the conversion rate in particular periods as purchasing decisions are delayed, reduced in amounts or cancelled.

The conversion rate can also be affected by the tendency of some of our customers to wait until the end of a fiscal period in the hope of obtaining more favorable terms, which can also impede our ability to negotiate, execute and deliver upon these contracts in a timely manner.

Because a significant portion of our cost structure is largely fixed in the short-term, revenue shortfalls tend to have a disproportionately negative impact on our profitability. The number of large new software licenses transactions increases the risk of fluctuations in our quarterly results because a delay in even a small number of these transactions could cause our quarterly revenues and profitability to fall significantly short of our predictions.

We have incurred net losses and may experience a significant reduction in our cash position.

We incurred a net loss in fiscal 2017. We may incur additional net losses in future quarters and years. If we are unable to execute our strategy for expanding our business and growing our revenues, we may not generate sufficient revenues to reduce our losses or to regain profitability. These losses have contributed to the reduction in our cash position. While we have undertaken significant actions to control our cash expenditures, it is possible that these actions may not be sufficient to bring us to a cash neutral or cash accretive position, the failure of which to achieve may adversely affect our business and financial condition.

Restructuring programs could have a material negative impact on our business.

To increase strategic focus and operational efficiency we have implemented restructuring programs. In fiscal 2017, we undertook significant cost-saving actions related to TLL and in the second half of fiscal 2017 with a worldwide reduction in workforce. We may incur additional restructuring costs or not realize the expected benefits of these new initiatives. Further, we could experience delays, business disruptions, decreased productivity, unanticipated employee turnover and increased litigation-related costs in connection with past and future restructuring and other efficiency improvement activities, and there can be no assurance that our estimates of the savings achievable by restructuring will be realized. As a result, our restructuring and our related cost reduction activities could have an adverse impact on our financial condition or results of operations.

If we are unable to manage our efforts to focus our business and grow in targeted areas, our business may be harmed through a diminished ability to monitor and control effectively our operations, and a decrease in the quality of work and innovation of our employees.

Our ability to successfully focus our business and grow in targeted areas requires effective planning and management. We are also continuing to transition towards greater reliance on our software products and services for a significant portion of our total revenue. In light of the growing complexities in managing our expanding portfolio of products and services, our anticipated future operations may continue to strain our operational and administrative resources. To manage future growth effectively, we must continue to improve our operational controls and internal controls over financial reporting, integrate new personnel and the businesses we have acquired, or will acquire, and manage our expanding international operations. A failure to manage our growth may harm our business through a decreased ability to monitor and control effectively our operations, and a decrease in the quality of work and innovation of our employees upon which our business is dependent.

Because our business is susceptible to risks associated with international operations, we may not be able to maintain or increase international sales of our products and services.

Approximately 64% of our total revenue is generated from sales outside the United States. Our international operations are expected to continue to account for a significant portion of our business in the foreseeable future. However, in the future we may be unable to maintain or increase international sales of our products and services. Our international operations are subject to a variety of risks, including:

•	difficulties in establishing and managing international distribution channels;

•	difficulty in staffing and managing foreign operations;

•	inability to collect accounts receivable;

•	difficulties in selling, servicing and supporting overseas products and services and in translating products and services into foreign languages;

•	the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property;

•	fluctuations in currency exchange rates;

•	multiple and possibly overlapping tax structures;

•	negative tax consequences such as withholding taxes and employer payroll taxes;

•	differences in labor laws and regulations affecting our ability to hire and retain employees;

•	business and operational disruptions or delays caused by political, social and economic instability and unrest, including risks related to terrorist activity;

•	changes in economic policies by foreign governments, including the imposition and potential continued expansion of economic sanctions by the United States and the European Union on the Russian Federation;

•	the burden of complying with a wide variety of foreign laws, treaties and technical standards;

•	cultural differences in the conduct of business;

•	natural disasters and pandemics; and

•	growth and stability of the economy or political changes in international markets.

The effect of one or more of these international risks could have a material and adverse effect on our business, financial condition, operating results and cash flow.

We are subject to the Foreign Corrupt Practices Act (“FCPA”), and our failure to comply could result in penalties which could harm our reputation, business, and financial condition.

We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials to obtain or keep business. The FCPA also requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the Company. Under the FCPA, U.S. companies may be held liable for actions taken by their strategic or local partners or representatives. The FCPA and similar laws in other countries can impose civil and criminal penalties for violations.

If we do not properly implement practices and controls with respect to compliance with the FCPA and similar laws, or if we fail to enforce those practices and controls properly, we may be subject to regulatory sanctions, including administrative costs related to governmental and internal investigations, civil and criminal penalties, injunctions and restrictions on our business activities, all of which could harm our reputation, business and financial condition.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows. An increase in the value of the U.S. dollar could increase the real cost to our customers of our products in those markets outside the United States where we often sell in dollars, and a weakened dollar could increase local currency operating costs. In preparing our consolidated financial statements, certain financial information is required to be translated from foreign currencies to the U.S. dollar using either the spot rate or the weighted-average exchange rate. If the U.S. dollar weakens or strengthens relative to applicable local currencies, there is a risk our reported sales, operating expenses, and net income could significantly fluctuate. We are not able to predict the degree of exchange rate fluctuations; nor can we estimate the effect any future fluctuations may have upon our future operations.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from third-party challenges.

Our success and ability to compete depends upon our ability to protect our proprietary technology that is incorporated into our products. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we have issued patents, we cannot assure that any additional patents will be issued or that the issued patents will not be invalidated. We also enter confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third-party to copy or otherwise misappropriate and use our products or technology without authorization, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We may need to resort to litigation in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. If competitors are able to use our technology, our ability to compete effectively could be harmed.

We have been and in the future, could become subject to litigation regarding intellectual property rights, which could seriously harm our business and require us to incur significant legal costs to defend our intellectual property rights.

The industry in which we operate is characterized by vigorous protection and pursuit of intellectual property rights or positions, which on occasion, have resulted in significant and often protracted litigation. We have from time to time received, and may in the future receive, communications from third-parties asserting infringements on patent or other intellectual property rights covering our products or processes. We may be a party to litigation in the future to enforce our intellectual property rights or because of an allegation that we infringe others’ intellectual property. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves and possibly our customers or manufacturers against the alleged infringement, as many of our commercial agreements require us to defend and/or indemnify the other party against intellectual property infringement claims brought by a third-party with respect to our products. We have received certain claims for indemnification from customers but have not been made party to any litigation involving intellectual property infringement claims as a result. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. This possibility of multiple damages serves to increase the incentive for plaintiffs to bring such litigation. In addition, these lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention away from our operations. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. In addition, any potential intellectual property litigation also could force us to stop selling, incorporating or using the products that use the infringed intellectual property or obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, although this license may not be available on reasonable terms, or at all, or redesign those products that use the infringed intellectual property. If we are forced to take any of the foregoing actions, our business may be seriously harmed.

If content providers limit the scope of content licensed for use in the digital VOD and OTT market, our business, financial condition and results of operations could be negatively affected because the potential market for our products would be more limited than we currently believe and have communicated to the financial markets.

The success of the multiscreen video backoffice market is contingent on content providers permitting their content to be licensed for use in this market. Content providers may, due to concerns regarding either or both marketing and illegal duplication of the content, limit the extent to which they provide content to their subscribers. A limitation of content for the VOD and OTT market would indirectly limit the market for our products which are used in connection with that market.

If we are not able to obtain necessary licenses, services or distribution rights for third-party technology at acceptable prices, or at all, our products could become obsolete or we may not be able to deliver certain product offerings.

We have incorporated third-party licensed technology into our current products and our product lines. From time to time, we may be required to license additional technology or obtain services from third-parties to develop new products or product enhancements or to provide specific solutions. Third-party providers may not be available or continue to be available to us on commercially reasonable terms. The inability to maintain or re-license any third-party products required in our current products or to obtain any new third-party licenses and services necessary to develop new products and product enhancements or provide specific solutions could require us to obtain substitute technology of lower quality or performance standards or at greater cost. Such inabilities could delay or prevent us from making these products or services, which could seriously harm the competitiveness of our solutions.

We may also incorporate open source software into our products. Although we monitor our use of open source closely, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. We could also be subject to similar conditions or restrictions should there be any changes in the licensing terms of the open source software incorporated into our products. In either event, we could be required to seek licenses from third-parties to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely or successful basis, any of which could adversely affect our business, operating results and financial condition.

If we are unable to successfully compete in our marketplace, our financial condition and operating results may be adversely affected.

We currently compete against companies offering video software solutions and have increasingly seen competition from integrated end-to-end solutions such as Comcast’s X-1 platform and a large number of OTT players. To the extent the products developed are competitive with and not complementary to our products, they may be more cost effective than our solutions, which could result in cable television system operators and telecommunications companies discontinuing their purchases of our on-demand products. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, such as in-house solutions and online video platforms, may enter those markets, thereby further intensifying competition. Increased competition could result in price reductions, cancellations of purchase orders, losses of business with current customers to competitors, and loss of market share which would adversely affect our business, financial condition and results of operations. Many of our current and potential competitors have greater financial, selling and marketing, technical and other resources than we do. They may be in better position to withstand any significant reduction in capital spending by customers in our markets and may not be as susceptible to downturns in a particular market. Moreover, our competitors may also foresee the course of market developments more accurately than we do. Although we believe that we have certain technological and other advantages over our competitors, realizing and maintaining these advantages will require a continued high level of investment by us in research and product development, marketing and customer service and support. In the future, we may not have sufficient resources to continue to make these investments or to make the technological advances necessary to compete successfully with our existing competitors or with new competitors. If we are unable to compete effectively, our business, prospects, financial condition and operating results would be materially adversely affected because of the difference in our operating results from the assumptions on which our business model is based.

If we fail to respond to rapidly changing technologies related to multiscreen video, our business, financial condition and results of operations would be materially adversely affected because the competitive advantage of our products and services relative to those of our competitors would decrease.

The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions and enhancements. Future technological advances in the television and video industries may result in the availability of new products or services that could compete with the solutions provided by us or reduce the cost of existing products or services, any of which could enable our existing or potential customers to fulfill their video needs better and more cost efficiently than with our products. Our future success will depend on our ability to enhance our existing video products, including the development of new applications for our technology, and to develop and introduce new products to meet and adapt to changing customer requirements and emerging technologies such as the OTT market. In the future, we may not be successful in enhancing our video products or developing and marketing new products which satisfy customer needs or achieve market acceptance. In addition, there may be services, products or technologies developed by others that render our products or technologies uncompetitive, unmarketable or obsolete, or announcements of currently planned or other new product offerings either by us or our competitors that cause customers to defer or fail to purchase our existing solutions.

We may not fully realize the benefits of our completed acquisitions or it may take longer than we anticipate for us to achieve those benefits. Future acquisitions may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

As part of our business strategy, we have acquired and may in the future seek to acquire or invest in new businesses, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Acquisitions could create risks for us, including:

•	difficulties in assimilation of acquired personnel, operations, technologies or products which may affect our ability to develop new products and services and compete in our rapidly changing marketplace due to a resulting decrease in the quality of work and innovation of our employees upon which our business is dependent;

•	delays in realizing, or failure to realize, the anticipated benefits of an acquisition. Even if we can integrate these businesses and operations successfully, it may not result in the realization of the full benefits we expect to achieve, within the anticipated timeframe, or at all. If a company we purchase does not perform as we expected, our investment could become impaired or we could discontinue the operations and our financial results could be negatively impacted, such as the Timeline Labs acquisition on February 2, 2015, for which we subsequently impaired substantially all acquired assets and certain liabilities as of January 2016;

•	adverse effects on the business relationships with pre-existing suppliers and customers of both companies. This may be of importance to our business because we sell our products to a limited number of large customers, we purchase certain components used in manufacturing our products from sole suppliers and we use a limited number of third-party manufacturers to manufacture our product; and

•	uncertainty among current and prospective employees regarding their future roles with our company, which might adversely affect our ability to retain, recruit and motivate key personnel.

Acquisitions or divestitures may adversely affect our financial condition.

We could acquire additional products, technologies or businesses, or enter joint venture arrangements, to complement or expand our business. Negotiation of potential acquisitions, divestitures or joint ventures and our integration or transfer of acquired or divested products, technologies or businesses, could divert management’s time and resources.

As part of our strategy for growth, we may continue to explore acquisitions, divestitures, or strategic alliances, which may not be completed or may not be ultimately beneficial to us.

Acquisitions or divestitures may pose risks to our operations, including:

•	problems and increased costs in connection with the integration or divestiture of the personnel, operations, technologies, or products of the acquired or divested businesses;

•	unanticipated costs;

•	potential disruption of our business and the diversion of management’s attention from our core business during the acquisition process;

•	inability to make planned divestitures of businesses on favorable terms in a timely manner or at all;

•	acquired assets becoming impaired because of technical advancements or worse-than-expected performance by the acquired company, which was the basis for the impairment charge of $21.5 million taken in January 2016 related to the assets acquired in the February 2015 Timeline Labs acquisition; and

•	entering markets in which we have no, or limited, prior experience.

Additionally, in connection with any acquisitions or investments we could:

•	issue stock that would dilute our existing stockholders’ ownership percentages;

•	incur debt and assume liabilities;

•	record contingent liabilities estimated for potential earnouts based on achieving financial targets;

•	obtain financing on unfavorable terms;

•	incur amortization expenses related to acquired intangible assets or incur large and immediate write-offs;

•	incur large expenditures related to office closures of the acquired companies, including costs relating to the termination of employees and facility and leasehold improvement charges resulting from our having to vacate the acquired companies’ premises; and

•	reduce the cash that would otherwise be available to fund operations or for other purposes.

We face the risk that capital needed for our business will not be available when we need it or that it would result in substantial dilution to our stockholders.

To the extent that our existing cash and cash equivalents are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financings. If unfavorable capital market conditions exist and we were to seek additional funding, we may not be able to raise sufficient capital on favorable terms and on a timely basis, if at all. Failure to obtain capital when required by our business circumstances would have a material adverse effect on our business, financial condition and results of operations. In addition, our stockholders may incur substantial dilution from any financing that we undertake given our current stock price.

We may not have access in the future to sufficient funding to finance desired growth and operations.

If we cannot secure future funds or financing on acceptable terms, we may be unable to support our future operations or growth strategy. We use cash for acquisitions and other investments, both of which are elements of our growth strategy, and the timing and size of our acquisition or investment efforts cannot be readily predicted. If we continue to experience deficits in our cash flows from operating activities or we are unable to obtain new financing, then there could be limitations on the availability of funds resulting in limitations in our financial flexibility, thereby inhibiting our future operations or growth strategy and may result in our need to seek capital through additional debt financing arrangements, debt offerings, or equity offerings, which either may not be available to us or may not be available to us on favorable terms, including resulting in significant dilution of our stockholders.

The performance of the companies in which we have made and may in the future make equity investments could have a material adverse effect on our financial condition and results of operations.

We have made non-controlling equity investments in complementary companies and we may in the future make additional investments. These investments may require additional capital and may not generate the expected rate of return that we believed possible at the time of making the investment. This may adversely affect our financial condition or results of operations. Also, investments in development-stage companies may generate other than temporary declines in fair value of our investment that would result in impairment charges.

If our indefinite-lived or other intangible assets become impaired, we may be required to record a significant charge to earnings.

Under accounting principles generally accepted in the United States (“U.S. GAAP”), we review our intangible assets, including goodwill, for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Indefinite-lived assets are required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our indefinite-lived assets or other intangible assets may not be recoverable include declines in our stock price and market capitalization, or decreased future cash flows projections. For example, in the second quarter of fiscal 2017, we determined there to be triggering events that might possibly indicate that the carrying amount of our long-lived assets may not be recoverable. These triggering events included a sustained decrease in share price during the period and our current-period operating loss combined with a history of operating losses. As a result, we were required to test for the recoverability of our long-lived assets to determine whether an impairment loss should have been recognized as mentioned above. We determined that the estimated undiscounted future cash flows over the remaining useful life of the long-lived assets exceeded the carrying value. Therefore, the assets were deemed recoverable and no impairment loss was recognized on long-lived assets as of July 31, 2016.

In the third quarter of fiscal 2017, in conjunction with the annual impairment analysis of goodwill, we determined that there were indications that the carrying amount of our long-lived assets may not be recoverable. As a result, we were required to test for the recoverability of our long-lived assets to determine whether an impairment loss should be recognized. The Company compared its forecasted undiscounted cash flows over the remaining useful life of the principal long-lived asset to the carrying value. We determined that the fair value of our long-lived asset group exceeds its carrying value at October 31, 2016 and, accordingly, did not recognize an impairment loss on the long-lived assets.

In the third quarter of fiscal 2017, we finalized our step-one analysis of the goodwill impairment test. Our forecast indicated that the estimated fair value of net assets may be less than the carrying value which is a potential indicator of impairment. As such, we performed step two of the impairment test during which we compared the implied fair value of our goodwill to its carrying value. As a result of step two, it was determined that the carrying value of the reporting unit’s goodwill exceeded the fair value by $23.5 million. Accordingly, we recognized an impairment loss for $23.5 million in the quarter ended January 31, 2017.

Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on projections of future operating performance. We operate in highly competitive environments and projections of future operating results and cash flows may vary significantly from actual results. We may be required to record a significant noncash charge to earnings in our financial statements during the period in which any impairment of our indefinite-lived assets or other intangible assets is determined such as the $23.5 million impairment charge we recorded in fiscal 2017 to our consolidated statements of operations and comprehensive loss as a result of our annual testing of our goodwill.

We may experience risks in our investments due to changes in the market, which could adversely affect the value or liquidity of our investments.

We maintain a portfolio of marketable securities in a variety of instruments which may include commercial paper, certificates of deposit, money market funds and government debt securities. These investments are subject to general credit, liquidity, market, and interest rate risks. As a result, we may experience a reduction in value or loss of liquidity of our investments. These market risks associated with our investment portfolio may have a negative adverse effect on our results of operations, liquidity and financial condition.

The success of our business model could be influenced by changes in the regulatory environment, such as changes that either would limit capital expenditures by television, cable or telecommunications operators or reverse the trend towards deregulation in the industries in which we compete.

The telecommunications and television industries are subject to extensive regulation which may limit the growth of our business, both in the United States and other countries. The growth of our business internationally is dependent in part on deregulation of the telecommunications industry abroad, like that which has occurred in the United States, and the timing and magnitude of this growth, which is uncertain. Video service providers are subject to extensive government regulation by the Federal Communications Commission and other federal, state and international regulatory agencies. These regulations could have the effect of limiting capital expenditures by video service providers and thus could have a material adverse effect on our business, financial condition and results of operations. The enactment by federal, state or international governments of new laws or regulations, changes in the interpretation of existing regulations or a reversal of the trend toward deregulation in these industries could adversely affect our customers, and thereby materially adversely affect our business, financial condition and results of operations.

We may not be able to hire and retain highly skilled employees, which could affect our ability to compete effectively because our business is technology-based.

Our success depends to a significant degree upon the continued contributions of our key personnel, many of whom would be difficult to replace. We believe that our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, customer service, selling and marketing, finance, administrative and manufacturing personnel, as our business is technology-based. Because competition for these personnel is intense, we may not be able to attract and retain qualified personnel in the future. The loss of the services of any of the key personnel, the integration of new personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly software engineers and sales personnel could have a material adverse effect on our business, financial condition and results of operations because our business is technology-based.

We face significant risks to our business when we engage in the outsourcing of engineering work, including outsourcing of software work overseas, which, if not properly managed, could result in the loss of valuable intellectual property and increased costs due to inefficient and poor work product, which could harm our business, including our financial results, reputation, and brand.

We may, from time-to-time, outsource engineering work related to the design and development of our products, typically to save money and gain access to additional engineering resources. We have worked, and expect to work in the future, with companies located in jurisdictions outside of the United States, including, but not limited to India, Poland and the Philippines. We have limited experience in the outsourcing of engineering and other work to third-parties located internationally that operate under different laws and regulations than those in the United States. If we are unable to properly manage and oversee the outsourcing of this engineering and other work related to our products, we could suffer the loss of valuable intellectual property, or the loss of the ability to claim such intellectual property, including patents and trade names. Additionally, instead of saving money, we could in fact incur significant additional costs because of inefficient engineering services and poor work product. As a result, our business would be harmed, including our financial results, reputation, and brand.

We may have additional tax liabilities.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by various tax jurisdictions. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our income tax provision, net income, or cash flows in the period or periods for which that determination is made. In addition, we are subject to sales, use and similar taxes in many countries, jurisdictions and provinces, including those states in the United States where we maintain a physical presence or have a substantial nexus. These taxing regimes are complex. For example, in the United States, each state and local taxing authority has its own interpretation of what constitutes a sufficient physical presence or nexus to require the collection and remittance of these taxes. Similarly, each state and local taxing authority has its own rules regarding the applicability of sales tax by customer or product type.

Our foreign subsidiaries generate earnings that are not subject to U.S. income taxes so long as they are permanently reinvested in our operations outside of the U.S. Pursuant to Accounting Standard Codification Topic No. 740-30, “Income Taxes – Other Considerations or Special Areas,” undistributed earnings of foreign subsidiaries that are no longer permanently reinvested would become subject to deferred income taxes under U.S. tax law. Prior to the second quarter of fiscal 2017, we asserted that the undistributed earnings of all our foreign subsidiaries were permanently reinvested.

In the second quarter of fiscal 2017, following a review of our operations, liquidity and funding, and investment in our product roadmap, we determined that the ability to access certain amounts of foreign earnings would provide greater flexibility to meet the Company’s working capital needs. Accordingly, in the second quarter of fiscal 2017, we withdrew the permanent reinvestment assertion on $58.6 million of earnings generated by our Irish operations through July 2016. We recorded a deferred tax liability of $14.7 million related to the foreign income taxes on $58.6 million of undistributed earnings. While we are undertaking efforts to manage the amount of the undistributed earnings we use and thereby reduce our actual tax liability, there can be no assurance that we will be successful in these efforts.

If our security measures are breached and unauthorized access is obtained to a customer’s data or our data on our systems, our service may be perceived as not being secure, customers may curtail or stop using our service and we may incur significant legal and financial exposure and liabilities.

Our service involves the transmission of customers’ proprietary information and security breaches could expose us to a risk of loss of this information or a network disruption, which may result in litigation and possible liability. These security measures may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in unauthorized publication of our confidential business or proprietary information, cause an interruption in our operations, result in the unauthorized release of customer or employee data, result in a violation of privacy or other laws, expose us to a risk of litigation or damage our reputation, which could harm our business and operating results. Additionally, third-parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information to gain access to our customers’ data or our data or IT systems. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, our customers may authorize third-party technology providers to access their customer data. Because we do not control our customers and third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third-parties may also conduct attacks designed to temporarily deny customers access to our services. Any security breach could result in a loss of confidence in the security of our service, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability. While we believe that we have taken appropriate security measures to minimize these risks to our data and information systems, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could adversely affect our business.

Recently reported hacking attacks on government and commercial computer systems raise the risks that such an attack may compromise, in a material respect, one or more of our computer systems and permit hackers access to our proprietary information and data. If such an attack does, in fact, allow access to or theft of our proprietary information or data, our business, operating results and reputation could be materially and adversely affected.

Interruptions or delays in service from our third-party data center hosting facilities could impair the delivery of our service and harm our business.

For our customers buying our SaaS product offering, we use third-party data center hosting facilities located in the United States and the United Kingdom. Any damage to, or failure of, our systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our attrition rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable. We do not control the operation of any of these facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements, our service could be interrupted.

A disruption to our information technology systems could significantly impact our operations and impact our revenue and profitability.

Our data processing and financial reporting systems are cloud-based and hosted by a third-party. An interruption to the third-party systems or in the infrastructure which allows us to connect to the third-party systems for an extended period may impact our ability to operate the business and process transactions which could result in a decline in sales and affect our ability to achieve or maintain profitability. It may also result in our inability to comply with SEC regulations in a timely manner.

Uncertainties of regulation of the Internet and data traveling over the Internet could have a material and adverse impact on our financial condition and results of operations.

Currently, few laws or regulations apply directly to access to or commerce on the Internet. With more business being conducted over the Internet, there have been calls for more stringent copyright protection, tax, consumer protection, cybersecurity, data localization and content restriction laws, both in the United States and abroad. We could be materially, adversely affected by regulation of the Internet and Internet commerce in any country where we operate. Such regulations could include matters such as net neutrality. Further, governments may regulate or restrict the sales, licensing, distribution, and export or import of certain technologies to certain countries. The adoption of regulation of Internet and Internet commerce could decrease demand for our products and, at the same time, increase the cost of selling our products and services, which could have a material and adverse effect on our financial condition and results of operations. In addition, the enactment of new federal, state, or foreign data privacy laws and regulations could cause customers not to be able to take advantage of all the features or capabilities of our products and services, which in turn could reduce demand for certain of our products and services.

Our stock price may be volatile and an investment in our stock may decline.

Historically, the market for technology stocks has been extremely volatile. Our common stock has experienced, and may continue to experience, substantial price volatility. The occurrence of any one or more of the factors noted above could cause the market price of our common stock to fluctuate. The stock market in general, and The NASDAQ Global Select Market (“NASDAQ”) and technology companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In these circumstances, investors may be unable to sell their shares of our common stock at or above their purchase price over the short-term, or at all. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against such companies.

Actions that may be taken by significant stockholders may divert the time and attention of our Board of Directors and management from our business operations.

Campaigns by significant investors to effect changes at publicly-traded companies continue to be prevalent. There can be no assurance that one or more current or future stockholders will not pursue actions to effect changes in our management and strategic direction, including through the solicitation of proxies from our stockholders. If a proxy contest were to be pursued by a stockholder, it could result in substantial expense to us, consume significant attention of our management and Board of Directors, and disrupt our business.

Securities analysts may not publish favorable research or reports about our business or may publish no information which could cause our stock price or trading volume to decline.

The trading market for our common stock is influenced by the research and reports industry or financial analysts publish about us and our business. We do not control these analysts. If any of the analysts who cover us issue an adverse opinion regarding our stock price, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports covering us, we could lose visibility in the market, which in turn could cause our stock price or trade volume to decline.

We utilize non-GAAP reporting in our quarterly earnings press releases.

We publish non-GAAP financial measures in our quarterly earnings press releases along with a reconciliation of non-GAAP financial measures to those measures determined in accordance with U.S. GAAP. The reconciling items have adjusted U.S. GAAP net (loss) income and U.S. GAAP (loss) earnings per share for certain non-cash, non-operating or non-recurring items and are described in detail in each such quarterly earnings press release. We believe that this presentation may be more meaningful to investors in analyzing the results of operations and income generation as this is how our business is managed. The market price of our stock may fluctuate based on future non-GAAP results if investors base their investment decisions upon such non-GAAP financial measures. If we decide to curtail use of non-GAAP financial measures in our quarterly earnings press releases, the market price of our stock could be affected if investors analyze our performance in a different manner.

During fiscal 2017, we identified material weaknesses in certain internal controls over financial reporting. If we fail to remediate the identified material weaknesses, our reputation, business or stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their systems of internal control over financial reporting. In addition, our independent registered public accounting firm must report on its evaluation of those controls. As described in Part II, Item 9A, “Controls and Procedures,” of this Form 10-K, our management identified material weaknesses in certain internal controls related to:

•	insufficient review procedures around a) professional service revenue on projects with revenue below $25,000 monthly, and b) deferred revenue related to undelivered products reconciled the month prior to quarter end and rolled forward;

•	lack of evidence of management review over the preparation of journal entries under $50,000 at an international subsidiary; and

•	ineffective design of controls around the identification of currency translation adjustments resulting from revaluation of a Euro denominated non-recurring intercompany note payable to an international subsidiary with a U.S. dollar functional currency.

As a result, management reported that internal controls over financial reporting were not effective as of January 31, 2017 due to the existence of the material weaknesses.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We have developed and are implementing a plan to remediate the isolated material weaknesses identified and believe, based on our evaluation to date, that they will be remediated during fiscal 2018.

Notwithstanding the material weaknesses discussed above, our management, including the Chief Executive Officer and Chief Financial Officer, believes that the consolidated financial statements contained in the Company’s Form 10-K present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP. The material weaknesses did not result in any adjustments or restatements of our audited and unaudited consolidated financial statements or disclosures for any prior period previously reported by the Company.

We use estimates in accounting for our contracts. Changes in our estimates could adversely affect our future financial results.

Contract accounting requires judgment relative to assessing risks, estimating revenues and costs and making assumptions including, in the case of our professional services contracts, the total amount of labor required to complete a project and the complexity of the development and other technical work to be completed. Due to the size and nature of many of our contracts, the estimation of total revenues and cost at completion is complicated and subject to many variables. Assumptions must be made regarding the length of time to complete the contract because costs also include estimated third-party vendor and contract labor costs. Penalties related to performance on contracts are considered in estimating sales and profit, and are recorded when there is sufficient information for us to assess anticipated performance. Third-party vendors’ assertions are also assessed and considered in estimating costs and margin.

Because of the significance of the judgments and estimation processes described above, it is likely that materially different sales and profit amounts could be recorded if we used different assumptions or if the underlying circumstances were to change, such as occurred in fiscal 2016 when we recorded a $9.2 million provision for loss contract as a result of delays of customer acceptance relating to a fixed-price customer contract on a multi-year arrangement which included multiple vendors. In fiscal 2017 we recorded a $4.1 million reduction in that provision after amending our contract with the fixed-price customer, thus eliminating the second phase of the project and calculating a better estimate of the remaining costs to complete the project. Changes in underlying assumptions, circumstances or estimates may adversely affect future period financial performance.

Our ability to deliver products and services that satisfy customer requirements is heavily dependent on the performance of our third-party vendors.

We rely on other companies to provide products and to perform some of the services that we provide to our customers. If one or more of our third-party vendors experience delivery delays or other performance problems, we may be unable to meet commitments to our customers. In addition, if one or more of the products which we depend on becomes unavailable or is available only at very high prices, we may be unable to deliver one or more of our products in a timely fashion or at budgeted costs. In some instances, we depend upon a single source of supply. Any service disruption from one of these third-party vendors, either due to circumstances beyond the supplier’s control or because of performance problems or financial difficulties, could have a material adverse effect on our ability to meet commitments to our customers or increase our operating costs.

We enter fixed-price contracts, which could subject us to losses if we have cost overruns.

While firm fixed-price contracts enable us to benefit from performance improvements, cost reductions and efficiencies, they also subject us to the risk of reduced margins or incurring losses if we are unable to achieve estimated costs and revenues. If our estimated costs exceed our estimated price, we will recognize a loss which can significantly affect our reported results. The long-term nature of many of our contracts makes the process of estimating costs and revenues on fixed-price contracts inherently risky. Fixed-price development contracts are generally subject to more uncertainty than fixed-price production contracts. Many of these development programs have highly complex designs. If we fail to meet the terms specified in those contracts, our margin could be reduced. In addition, technical or quality issues that arise during development could lead to schedule delays and higher costs to complete, which could result in a material charge or otherwise adversely affect our financial condition.

Because we purchase certain components used in assembling some of our products from sole suppliers, our business, financial condition and results of operations could be materially adversely affected by a failure of these suppliers to provide these components.

We rely on a limited number of third-parties who provide certain components used in our products. We may experience quality control problems, where products did not meet specifications or were damaged in shipping, and delays in the receipt of these components. These risks could be heightened during a substantial economic slowdown or if a sole supplier were adversely affected by a natural disaster because our suppliers are more likely to experience adverse changes in their financial condition and operations during such a period. While we believe that there are alternative suppliers available for these components, we believe that the procurement of these components from alternative suppliers could take a significant amount of time. In addition, these alternative components may not be functionally equivalent or may not be available on a timely basis or on similar terms. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, could result in delays or reductions in product shipments which, in turn, could have a material adverse effect on our business, financial condition and results of operations. While to date there has been suitable component capacity readily available at acceptable quality levels, in the future there may not be suppliers that can meet our future volume or quality requirements at a price that is favorable to us. Any financial, operational, production or quality assurance difficulties experienced by these suppliers that result in a reduction or interruption in supply to us could have a material adverse effect on our business, financial condition and results of operations.

Regulations related to conflict minerals could adversely impact our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals. As a result, the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals mined from the DRC and adjoining countries in their products. These regulations may require due diligence efforts by the Company each year with disclosure requirements due annually on May 31st. There are costs associated with complying with these disclosure requirements, including due diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply because of such verification activities. Even though we are not aware of any conflict minerals in our products, the implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products in the future. As there may be only a limited number of suppliers offering “conflict free” conflict minerals, we cannot be sure that we will be able to obtain necessary materials from such suppliers in sufficient quantities or at competitive prices. Also, we may face adverse effects to our reputation if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

Terrorist acts, conflicts, wars and geopolitical uncertainties may seriously harm our business and revenue, costs and expenses and financial condition and stock price.

Terrorist acts, conflicts, wars (wherever located around the world) or geopolitical uncertainties may cause damage or disruption to our business, our employees, facilities, partners, suppliers, distributors, resellers or customers, or adversely affect our ability to manage logistics, operate our transportation and communication systems or conduct certain other critical business operations. The potential for future attacks, the national and international responses to attacks or perceived threats to national security, and other actual or potential conflicts or wars, have created many economic and political uncertainties. In addition, as a multinational company with headquarters and significant operations located in the United States, actions against or by the United States may impact our business or employees. Although it is impossible to predict the occurrences or consequences of any such events, if they occur, they could result in a decrease in demand for our products, make it difficult or impossible to provide services or deliver products to our customers or to receive components from our suppliers, create delays and inefficiencies in our supply chain and result in the need to impose employee travel restrictions. We are predominately uninsured for losses and interruptions caused by terrorist acts, conflicts and wars.

As a Delaware corporation, we are subject to certain Delaware anti-takeover provisions.

As a Delaware corporation, we are subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, those owning 15% or more of the voting rights of our common stock, from merging or combining with us for a practical period of time. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control of SeaChange could limit the opportunity of our stockholders to receive a premium for their shares of SeaChange common stock and could affect the price that some investors are willing to pay for our common stock.

Changes in financial accounting standards may cause adverse unexpected revenue fluctuations and affect our reported results of operations.

We prepare our consolidated financial statements in accordance with U.S. GAAP. These principles are subject to interpretations by the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. The adoption of new or revised accounting principles may require that we make significant changes to our systems, processes and controls.

For example, the Financial Accounting Standards Board (“FASB”) has issued new accounting standards for revenue recognition and leasing and while we know they will have an impact, we are still evaluating the extent that these new accounting standards will have on our consolidated financial statements and related disclosures. Changes resulting from these new standards may result in materially different financial results and may require that we change how we process, analyze and report financial information and that we change financial reporting controls. See Part II. Item 8, Note 2. “Summary of Significant Accounting Policies – Recent Accounting Pronouncements,” of the Company’s Form 10-K for additional information.

USE OF PROCEEDS

SeaChange will not receive any proceeds from the sale of the Shares covered by this prospectus. While SeaChange will receive sums upon the exercise of options by the Selling Stockholders, SeaChange currently has no plans for their application, other than for general corporate purposes. SeaChange cannot assure you that any such options will be exercised.

THE SELLING STOCKHOLDERS

Certain affiliates of SeaChange (the “Selling Stockholders”) set forth below may receive options or Awards under the Plan in the future and upon exercise of such options or acquisition and vesting of Shares pursuant to Awards will receive Shares which may be sold. Certain Selling Stockholders may also receive stock or other Awards pursuant to the Plan which may be sold upon vesting.

The following table sets forth certain information with respect to the Selling Stockholders as of October 6, 2017, as follows: (i) the name of each Selling Stockholder, (ii) his/her position(s), office or other material relationship with SeaChange and its predecessors and affiliates over the past three years, and (iii) the number of shares of Common Stock that have been the subject of awards to such Selling Stockholders as of this prospectus and prior to the offering.

Name	Position	Number of Shares Beneficially Owned(1)(2)	Number of Shares Included in the Offering(2)(3)	Number of Shares Beneficially Owned After the Offering(1)(4)	Percentage of Shares of Common Stock Owned After the Offering(1)(5)
Edward Terino	CEO and Director	203,758	1,278,712	80,000	*
William F. Markey	Chairman of the Board	45,693	94,210	—	*
Mark J. Bonney	Director	—	76,046	—	*
Mary Palermo Cotton	Director	181,584	189,926	32,500	*
Andrew R. Sriubas	Director	14,049	76,046	14,049	*
Royce E. Wilson	Director	60,087	100,610	—	*

*	Represents less than 1%
(1)	Beneficial ownership information provided as of October 6, 2017.
(2)	Awards that have previously been converted into shares of Common Stock, options and restricted stock units that will have vested within sixty (60) days of October 6, 2017 are included in both the beneficial ownership column and the shares included in the offering column.
(3)	Includes all shares of Common Stock previously issued upon the exercise of an award of options or vesting of an award of restricted stock units, as well as shares of Common Stock subject to outstanding awards. Does not include shares of Common Stock that may be awarded following the date of this prospectus.

(4)	Assumes that all shares acquired pursuant to awards under the plans are sold in the offering. Accordingly, this column represents the number of shares beneficially owned by a Selling Stockholder that were acquired other than pursuant to awards under the plan (for example, shares acquired by such Selling Stockholder in private transactions or open market purchases).
(5)	The number of shares of Common Stock deemed outstanding includes 35,486,883 shares of Common Stock outstanding as of October 5, 2017.

PLAN OF DISTRIBUTION

In the event that Selling Stockholders acquire Shares through the exercise of options, vesting of awards, or other methods allowed under the Plan, the Selling Stockholders will not be obligated to advise SeaChange of any specific plan for the sale or distribution of the Shares unless for Internal Revenue reporting or compliance purposes. If and when they occur, such sales may be made in any of the following manners:

•	On the Nasdaq Global Select Market (or through the facilities of any other national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);

•	In public or privately negotiated transactions;

•	In transactions involving principals or brokers;

•	In a combination of such methods of sale; or

•	Any other lawful methods.

Although sales of the Shares are, in general, expected to be made at market prices prevailing at the time of sale, the Shares may also be sold at prices related to such prevailing market prices or at negotiated prices, which may differ considerably.

When offering the Shares covered by this prospectus, each of the Selling Stockholders and any broker-dealers who sell the Shares for the Selling Stockholders may be “underwriters” within the meaning of the Securities Act, and any profits realized by such Selling Stockholders and the compensation of such broker-dealers may be underwriting discounts and commissions.

Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the Shares may be listed, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the Shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such Shares pursuant to this prospectus. The Selling Stockholders may effect such transactions directly or indirectly through underwriters, broker-dealers or agents acting on their behalf. In connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts, any or all of which might be in excess of customary amounts.

Each of the Selling Stockholders is acting independently of SeaChange in making decisions with respect to the timing, manner and size of each sale of Shares. SeaChange has not been advised of any definitive selling arrangement at the date of this prospectus between any Selling Stockholder and any broker-dealer or agent.

To the extent required, the names of any agents, broker-dealers or underwriters and applicable commissions, concessions, allowances or discounts, and any other required information with respect to any particular offer of the Shares by the Selling Stockholders, will be set forth in a prospectus Supplement.

The expenses of preparing and filing this prospectus and the related Registration Statement with the SEC will be paid entirely by SeaChange. Shares of Common Stock covered by this prospectus also may qualify to be sold pursuant to Rule 144 under the Securities Act, rather than pursuant to this prospectus. The Selling Stockholders have been advised that they are subject to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including without limitation, Rule 10b-5 thereunder.

Neither SeaChange nor the Selling Stockholders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the Selling Stockholders on account of their sales of the Shares from time to time.

LEGAL MATTERS

Certain legal matters with respect to the issuance of the Shares offered in this prospectus will be passed upon for SeaChange by Choate, Hall & Stewart LLP, Two International Place, Boston, Massachusetts 02110.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed by the Company with the Securities and Exchange Commission (the “SEC”) are incorporated in this Registration Statement by reference as of their respective dates:

(a)	SeaChange’s Annual Report on Form 10-K for the fiscal year ended January 31, 2017, filed by the Registrant with the SEC on April 17, 2017;

(b)	The Registrant’s Quarterly Reports on Form 10-Q for the quarterly periods ended April 30, 2017 and July 31, 2017, filed by the Registrant with the SEC on June 7, 2017 and September 7, 2017, respectively;

(c)	The Registrant’s Current Reports on Form 8-K, filed by the Registrant with the SEC on February 3, 2017; April 10, 2017 (as amended by that Current Report on Form 8-K/A filed by the Registrant with the SEC on April 11, 2017); April 28, 2017; July 13, 2017; July 18, 2017; August 18, 2017 and September 6, 2017;

(d)	All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since January 31, 2017; and

(e)	The section entitled “Description of Registrant’s Securities to be Registered” contained in SeaChange’s Registration Statement on Form 8-A filed under Section 12(g) of the Exchange Act, on September 18, 1996.

All documents subsequently filed with the SEC by SeaChange pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated by reference or deemed incorporated herein by reference shall be deemed to be modified or superseded for the purpose of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

SeaChange will provide to any person, including any beneficial owner of its securities, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may make such requests at no cost to you by writing or telephoning SeaChange at the following address or number:

SeaChange International, Inc.

Attention: Investor Relations

50 Nagog Park

Acton, Massachusetts 01720

Phone: (978)  897-0100

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and accordingly file reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by SeaChange may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.

Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. Our Common Stock is traded on the Nasdaq Global Select Market.

We have filed with the SEC a Registration Statement on Form S-8 under the Securities Act with respect to the shares of our Common Stock offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules filed therewith. For further information about us and the Shares of our Common Stock offered hereby, we refer you to the Registration

Statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the Registration Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Registration Statement. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We will provide without charge to each person who is delivered a prospectus, on written or oral request, a copy of any or all of the documents incorporated by reference in this document, other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents. Requests for copies should be directed to Investor Relations, SeaChange International, Inc., 50 Nagog Park, Acton, Massachusetts 01720, Telephone: (978) 897-0100.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are incorporated under the laws of the State of Delaware, Section 102 of the Delaware General Corporation Law (“DGCL”), permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the DGCL, our amended and restated Certificate of Incorporation provides for indemnification of our directors and officers. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of SeaChange, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. We refer you to our Amended and Restated Certificate of Incorporation filed as Exhibit 4.2 to our Registration Statement on Form S-8 filed with the SEC on December 6, 1996 (File No. 333-17379) and the amendment thereto filed as Exhibit 4.2 to our Registration Statement on Form S-3 filed with the SEC on December 6, 2000 (File No. 333-51386).

We have entered into agreements with our directors and certain of our officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of our company or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

The indemnification provisions noted above may be sufficiently broad to permit indemnification of our officers and directors for liabilities arising under the Securities Act of 1933, as amended.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Company with the Securities and Exchange Commission (the “SEC”) are incorporated in this Registration Statement by reference as of their respective dates:

(a)	SeaChange’s Annual Report on Form 10-K for the fiscal year ended January 31, 2017, filed by the Registrant with the SEC on April 17, 2017;

(b)	The Registrant’s Quarterly Reports on Form 10-Q for the quarterly periods ended April 30, 2017 and July 31, 2017, filed by the Registrant with the SEC on June 7, 2017 and September 7, 2017, respectively;

(c)	The Registrant’s Current Reports on Form 8-K, filed by the Registrant with the SEC on February 3, 2017; April 10, 2017 (as amended by that Current Report on Form 8-K/A filed by the Registrant with the SEC on April 11, 2017); April 28, 2017; July 13, 2017; July 18, 2017; August 18, 2017 and September 6, 2017;

(d)	All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since January 31, 2017; and

(e)	The section entitled “Description of Registrant’s Securities to be Registered” contained in SeaChange’s Registration Statement on Form 8-A filed under Section 12(g) of the Exchange Act, on September 18, 1996.

All documents subsequently filed with the SEC by SeaChange pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated by reference or deemed incorporated herein by reference shall be deemed to be modified or superseded for the purpose of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

You may obtain copies of these documents, other than exhibits, free of charge on the Company’s website, www.schange.com, as soon as reasonably practicable after they have been filed with the SEC and through the SEC’s website, www.sec.gov.

Item 6. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware, Section 102 of the Delaware General Corporation Law (“DGCL”), permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the DGCL, our amended and restated certificate of incorporation provides for indemnification of our directors and officers. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of SeaChange, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. We refer you to our Amended and Restated Certificate of Incorporation filed as Exhibit 4.2 to our Registration Statement on Form S-8 filed with the SEC on December 6, 1996 (File No. 333-17379) and the amendment thereto filed as Exhibit 4.2 to our Registration Statement on Form S-3 filed with the SEC on December 6, 2000 (File No. 333-51386).

We have entered into agreements with our directors and certain of our officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of our company or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

The indemnification provisions noted above may be sufficiently broad to permit indemnification of our officers and directors for liabilities arising under the Securities Act of 1933, as amended.

Item 8. Exhibits

Exhibit No.	Description of Exhibit

Exhibit 4.1	Specimen certificate representing the Common Stock of SeaChange (filed as Exhibit 4.1 to SeaChange’s Registration Statement on Form S-1/A previously filed with the SEC on October 24, 1996 (File No. 333-12233) and incorporated herein by reference).

Exhibit 4.2	Amended and Restated Certificate of Incorporation of SeaChange (filed as Exhibit 4.2 to SeaChange’s Registration Statement on Form S-8 previously filed with the SEC on December 6, 1996 (File No. 333-17379) and incorporated herein by reference).

Exhibit 4.3	Certificate of Amendment, filed May 25, 2000 with the Secretary of State of Delaware, to the Amended and Restated Certificate of Incorporation of SeaChange (filed as Exhibit 4.2 to SeaChange’s Registration Statement on Form S-3 previously filed with the SEC on December 6, 2000 (File No. 333-51386) and incorporated herein by reference).

Exhibit 4.4	Amended and Restated By-Laws of SeaChange (filed as Exhibit 3.1 to SeaChange’s Current Report on Form 8-K previously filed with the SEC on December 6, 2016 (File No. 000-21393) and incorporated herein by reference).

Exhibit 4.5	Second Amended and Restated 2011 Compensation and Incentive Plan (filed as Appendix A to SeaChange’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 26, 2017 (File No. 000-21393) and incorporated herein by reference).

Exhibit 5.1	Opinion of Choate, Hall & Stewart LLP.*

Exhibit 23.1	Consent of Grant Thornton LLP.*

Exhibit 23.2	Consent of Choate, Hall & Stewart LLP (included in Exhibit 5.1).

Exhibit 24.1	Power of Attorney (included as part of the signature page to this Registration Statement).

*	Filed herewith

Item 9. Undertakings.

(a)	SeaChange hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii)	To include any additional or changed material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	SeaChange hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of SeaChange’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of SeaChange pursuant to applicable indemnification provisions, or otherwise, SeaChange has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by SeaChange of expenses incurred or paid by a director, officer or controlling person of SeaChange in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, SeaChange will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Acton, Commonwealth of Massachusetts on October 11, 2017.

SEACHANGE INTERNATIONAL, INC.

By:	/s/ Peter R. Faubert
Peter R. Faubert
Chief Financial Officer, Senior Vice President & Treasurer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY AND SIGNATORIES

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Peter R. Faubert and David L. McEvoy, jointly and severally, his or her true and lawful attorneys-in-fact and agents with full powers of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all supplements amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Edward Terino Edward Terino	Chief Executive Officer and Director (Principal Executive Officer)	October 11, 2017

/s/ Peter R. Faubert Peter R. Faubert	Chief Financial Officer, Senior Vice President, & Treasurer (Principal Financial and Accounting Officer)	October 11, 2017

/s/ William Markey William Markey	Chairman of the Board	October 11, 2017

/s/ Mark Bonney Mark Bonney	Director	October 11, 2017

/s/ Mary Palermo Cotton Mary Palermo Cotton	Director	October 11, 2017

/s/ Andrew Sriubas Andrew Sriubas	Director	October 11, 2017

/s/ Ed Wilson Ed Wilson	Director	October 11, 2017